Exhibit 99.2
Welcome to Analyst Day W Hotel, New York December 6th, 2010

Today's Agenda 10:00 a.m. Opening Remarks, Dr. Zhengrong Shi, Chairman & CEO Sales & Marketing & APMEA, Andrew Beebe, CCO The Americas, Steven Chan, President, Americas Europe, Jerry Stokes, President, Europe Technology, Dr. Stuart Wenham, CTO Operations, Dr. Zhengrong Shi, Chairman & CEO Financial Overview, Amy Zhang, CFO 1:00 p.m. Questions and Answers 1:30 p.m. Lunch

This presentation, and accompanying slides, contains statements regarding the Company's projected financial and operating results, market opportunity and business prospects that are individually and collectively forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Any forward- looking statements and projections made by others in this presentation are not adopted by the Company and the Company is not responsible for the forward-looking statements and projections of others. These forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and assumptions that are difficult to predict. Therefore the Company's actual results, levels of activity, performance or achievements could differ materially and adversely from results expressed in or implied by this presentation. These risks include, among others: the ability to meet shipment, revenue, gross margin, and operating margin targets for 2010 and 2011; the ability to expand PV cell, module and wafer capacity to meet 2010 and 2011 targets; the cost of capital expenditures in 2010 and 2011; and the ability of the JV to enable access to cost-effective PV cell capacity utilizing Suntech's high performance technology and reliable manufacturing processes, with minimal cash outlay. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Additional information concerning these and other risk factors is contained in the Risk Factors section of our Annual Report on Form 20-F for the year ended December 31, 2009. We assume no obligation to update any forward-looking information contained in this presentation. Non-GAAP Financial Measure In this presentation and accompanying slides the Company discusses full year 2011 earnings per ADS, excluding any earnings related to the increase in fair value of Global Solar Fund's (GSF) investments in projects. A quantitative reconciliation of this forward looking financial measure cannot be provided without unreasonable effort. As discussed in the press release, the economics and timing of completion of the GSF projects are different, and it is difficult to provide an accurate estimation of the gain at this time for 2010 and 2011. Suntech expects that the fair value of these projects will increase significantly. The Company believes presentation of this financial measure provides useful information to investors regarding the Company's targeted earnings from its ordinary course PV manufacturing activities excluding its investments in owning or developing solar projects through GSF. Forward-Looking Statement Disclaimer

Zhengrong Shi | Founder & CEO

2010 Review

We are Tracking to Achieve Grid Parity $7.50 $3.50 *Average global system cost in 2010 $2.50/watt in 2013 with irradiation of 1600 hrs per year leads to solar electricity cost of $0.15/kWhr or $0.10/kWhr with ITC $2.50 53% reduction 29% reduction Grid Parity $0.15/kWh $0.10/kWh w/ ITC *

Analyst Day Highlights Diverse sales geographies Market share growth Cost reduction through vertical integration Cell capacity expansion through joint venture 2011 guidance Target PV shipments of 2,200MW - up 45% YoY Revenues of $3.4 to $3.6 billion Gross margin of 20% to 22% Earnings per ADS is expected to be $1.40 to $1.60, excluding any equity in earnings of affiliates related to the increase in the fair value of GSF project investments

Andrew Beebe | CCO

Global Sales and Marketing Organization

Strong Geographic Diversification APMEA Japan China The Americas Europe

Suntech Leadership in 2011 Global Brand Leadership 4 Product Superiority 3 Geographic Diversification 2 Grow Market Share Lead 1 Global Brand Leadership 4 Product Superiority 3 Geographic Diversification 2 Grow Market Share Lead 1

Downstream Channel Strategy Americas APMEA China Europe Japan Direct to Project Developers VAR/DistributorNetwork DealerNetwork Project Finance EPC Support

2008-2012 Global Market Estimates Megawatt Demand Source: Internal Suntech estimate based upon Barclays, Citi, Cowen, Greentech Media, Jefferies, Photon, Solarbuzz, and UBS Suntech Global Share 8.5% 9.5% 11% 13% 100 50 0 25 75

2010-2012 Forecast: High-Growth Markets Megawatts Megawatts Source: Internal Suntech estimate based upon Barclays, Citi, Cowen, Greentech Media, Jefferies, Photon, Solarbuzz, and UBS 58% CAGR 53% CAGR 133% CAGR

2009-2011 Suntech Sales 2009-2011 Suntech Sales Source: Internal Suntech estimates Megawatts 162% CAGR 168% CAGR 68% CAGR 50% CAGR 78% CAGR

2011 Projected Market Share 2011 Projected Market Share Megawatts 18% Share 19% Share 11% Share 14% Share 6% Share Source: Internal Suntech estimate based upon Barclays, Citi, Cowen, Greentech Media, Jefferies, Photon, Solarbuzz, and UBS

Suntech Leadership in 2011 Global Brand Leadership 4 Product Superiority 3 Geographic Diversification 2 Grow Market Share Lead 1

Increasing Geographic Diversification Suntech 2011 Market Source: Internal Suntech estimate based upon Barclays, Citi, Cowen, Greentech Media, Jefferies, Photon, Solarbuzz, and UBS 53% 25% 22% 62% 15% 22% Megawatts

Dynamic Product Allocation Globally Certified Products Regional Sales Teams Regional Service & Support

Suntech Leadership in 2011 Global Brand Leadership 4 Product Superiority 3 Geographic Diversification 2 Grow Market Share Lead 1

The Customer Demands Differentiation Small Medium Large

Customers Ask for Integrated Solutions VAR Programs Direct sales to residential and commercial installers Loyal customer base, enhanced ASPs, predictable sales Project Financing Financing for select long-term customers Speeds project development and permitting Reliathon Partnered with industry leaders on integrated utility system Cost savings, efficiency, and bankability benefits Smart Module Universal connector for power optimizers, junction boxes, and other devices Materials and time savings reduce costs

Product Leadership Technology Leadership Leading conversion efficiencies, powered by PlutoTM Commitment to research and development TruPower power tolerance LCOE Leadership Superior levelized cost of electricity (long-term $/kWh advantages) Competitive upfront price per watt Reliability Leadership Performance history and extensive large scale systems experience (30MW Trujillo, Spain, 14MW Nellis AFB, USA) Industry-leading warranties with strong company and warranty reserves Extremely low module failure rate

Suntech Leadership in 2011 Global Brand Leadership 4 Product Superiority 3 Geographic Diversification 2 Grow Market Share Lead 1

What is the Suntech Brand? Suntech = High Reliability = High Value Brand

Bankability is a Spectrum Projects are financed based on: Product quality and reliability Product performance history Product warranty Manufacturer longevity Strong manufacturer financial relationships Lower cost of capital Higher cost of capital Bankability

Lower cost of capital Higher cost of capital Cost Brand Competitive Not Competitive Unknown Trusted

Cost Brand Competitive Not Competitive Unknown Trusted

Cost Brand Source: Internal Suntech estimates, Greentech Media Research Asia Co. #1 EU Co. #2 EU Co. #3 Asia Co. #7 US Co. #1 US Co. #2 Asia Co. #6 Startup #1 Startup #2 EU Co. #1 Asia Co. #8 Asia Co. #2 Asia Co. #9 Asia Co. #3 Asia Co. #4 Asia Co. #5 2011 Base Case - 15+ GW Demand Low-Cost Bankable - 10.2 GW Bankable - 9.5 GW Unbankable - 7.3 GW Competitive Not Competitive Unknown Trusted

Cost Brand Source: Internal Suntech estimates, Greentech Media Research Asia Co. #1 EU Co. #2 EU Co. #3 Asia Co. #7 US Co. #1 US Co. #2 Asia Co. #6 Startup #1 Startup #2 EU Co. #1 Asia Co. #8 Asia Co. #2 Asia Co. #9 Asia Co. #3 Asia Co. #4 Asia Co. #5 Continuous Bankability Improvement Low-Cost Bankable - 10.2 GW Bankable - 9.5 GW Unbankable - 7.3 GW Competitive Not Competitive Unknown Trusted Wafer integration Brand Investment New Technologies

Greentech Media Bankability Module Stack 2011 Suntech Low-Cost Bankable

Cost Brand Source: Internal Suntech estimates, Greentech Media Research Asia Co. #1 EU Co. #2 EU Co. #3 US Co. #1 US Co. #2 EU Co. #1 Asia Co. #7 Asia Co. #6 Startup #1 Asia Co. #2 Asia Co. #3 Asia Co. #4 Asia Co. #5 2011 Oversupply Scenario - 10 GW Demand Low-Cost Bankable - 10.2 GW Bankable - 9.5 GW Unbankable - 7.3 GW Not Competitive Unknown Startup #2 Asia Co. #9 Asia Co. #8 Market Exits Flight to Quality Brand appeal Decreasing silicon costs Competitive Trusted Unbankable Expansion Brand Cost Product strength

Demand-Driven Outlook 2007 2008 2009 2010E 2011E Worldwide MW 364 496 704 1,500+ 2,200+ Europe 323 370 520 1050+ 1170+ Americas 23 38 70 250+ 480+ APMEA 18 88 114 200+ 550+ Average Selling Price $/Watt End 2011 ~10% lower than 2010 $1.80+

Suntech Leadership in 2011 Global Brand Leadership 4 Product Superiority 3 Geographic Diversification 2 Grow Market Share Lead 1

APMEA

APMEA Highlights China Japan (Rest of) APMEA Since 2002 Since 2002 Since 2002 Continued strong shipments to Japan for BIPV and standard modules Signed multi-megawatt supply agreement with Azure Power in India Supplied 34.5 MW of modules for one of Thailand's largest PV power plants Shanghai World Expo China and Theme Pavilions feature Suntech modules

Why Suntech in APMEA Brand recognition and local offices Building solar in advance of the grid; new solar power is competitive with diesel generation Rapid LCOE decline in past two years Key project customers entering APMEA

6 Strong Growth in APMEA APMEA Markets (2010-2012) Core Focus on 5-6 key markets: Country Target Share Australia 30-40% China 14% Israel 40-50% Japan 6% Thailand 30% Country Target Share India 20% South Africa 25% Emerging 80 markets, including: Market Size (MW) Emerging markets are not adequately factored into industry demand estimates (CHART) 60% 40% 55% 45% 41% 59% Source: Suntech internal study

APMEA Channels Core Markets 44% 25% Emerging Markets 83% 78% Utility Commercial Residential 93% 2010 2013 89% 86% 80% Off-Grid On-Grid Core Markets Emerging Markets 2010 2013 2010 2013 2010 2013 Source: Suntech internal study

World Expo China and Theme Pavilions 3 MW - Shanghai, China Expected to generate 2.8 million kilowatt hours of electricity Will displace 1,000 tons of coal

Off-Grid: Bangladesh School 50 Wp - Bangladesh 2010 YTD (Q3) Off-Grid Sales: 5 MW Strong growth in 2011

Thailand Power Plant 44 MW - Thailand Project over 50% complete Shows strong indication of price elasticity Computer Rendering

Steven Chan | President, Americas New 30MW Factory Goodyear, Arizona

Suntech's US growth speed exceeds market growth rate Consensus of UBS, Barclays, Collins Stewart, Citi, Cowen and Jefferies * 210MW US demand plus 40MW Canada * * 410MW US demand plus 70MW Canada and Latin America (CHART) Megawatts Suntech Market Share

North American Projected MW leader in 2010 Source: Collins Stewart Sept 2010 First Solar Sharp SunPower Yingli Trina Solarworld Canadian Solar SolarFun BP Sanyo Other

Grid parity closest @ 2015 Grid-parity farthest 0.75 GW by 2025 0.7 GW by 2024 3 GW rooftop by 2015 1 GW by 2015 wholesale distributed 8? GW utility- scale by 2020 if 33% RPS 5 GW by 2026 New US State Solar Markets 0.2 GW by 2021 0.3 GW 0.4 GW by 2016 0.095 GW by 2025 0.7 GW by 2020 Grid parity midway @ 2015 0.2 GW in 2011 ? ? ? ? ? 10.8 GW approved 14 + GW possible in new policy = coming by 2012?

Capitalizing on Canada opportunity Source: Consensus of UBS, Barclays, Collins Stewart, Citi, Cowen, and Jefferies (CHART) Calisolar polysilicon deal provides Canada local content in 2011 Goal to increase capacity by 2012 Canadian Market Demand and Suntech Shipments in MW

How shall we address the future?

2010 400 Dealers Residential & Commercial Solar Market 40 Dealers 2008 Suntech Partners Program Distr.

Investing in scalability & self-service Create/edit orders View quotations Re-order items Print and view billing statements Manage User Profile Billing Address Payment Information Shipping Address Resources and Links to Homeowner Financing for end users Policy Bulletins Online Forums Partner Manual Technical Bulletins Monthly e- newsletter Quick link to technical product support team and resources Easy access to key Suntech contacts and main site

Suntech Utility Market Strategies Modules EPC Financing Etc. "One Stop" Solar Co. X Technical Services

Alamosa Solar Power Plant 8.2 MW - Alamosa, Colorado One of the largest systems in the U.S. Over 27,000 Suntech modules Single-axis tracking system

BT 601 kW - El Segundo, California Unique elevated carport tracking system Complex engineering requirements

Nellis Air Force Base 14 MW - Outside Las Vegas, Nevada Largest installation in western hemisphere Suntech was a top module supplier Supplies 30% of base's electric needs

Thank You

Jerry Stokes | President, Europe

Job Creation Energy Security Future Industry Competitiveness Why Europe? Strong Environmental Concerns of Individuals Green Voice Green Action

European Markets Suntech has very well established market presence Mature Market: Germany Developing Markets: Italy, France, BeNeLux Emerging Markets: UK, Greece, Bulgaria Dynamic Multi GW Market Germany Since 2002 Italy, France Since 2004 UK, Greece Since 2007

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FiT: Assessment of New Change Risk

Country	Q1 2011	Q2 2011	Q3 2011	Q4 2011	2012	Comments
Germany	No Change	No Change	50% Chance	50% Chance	>75% Chance	Takes 6 months to make change. Likely re-adjustment Jan 2012
Italy	No Change	No Change	No Change	No Change	No Change	2010 changes created predictable market, further change unlikely
France	No Change	50% Chance	50% Chance	50% Chance	>75% Chance	Review of current applications in Q1 may lead to changes in Q3
Spain	No Change	No Change	No Change	No Change	No Change	Retroactive cut threat removed. Post-2008 steady market.
UK	No Change	No Change	No Change	No Change	50% Chance	Review of large ground mount systems possible impact 2012

No Change | 50% Chance | >75% Chance

SUNTECH

0,30 0,20 0,10 0 500 1,000 1,500 2,000 8 6 4 2 Italy France Spain Greece Finland Sweden Denmark Netherlands Germany Norway United Kingdom Annual solar energy yield, kWh/kWp1 Size of electricity market TWh1 a year Retail Electricity Price $/kWh1 System Cost $/Wp1 No surprise that Italy is in a leading position Price reduction increases the rate of convergence with Retail Electricity Prices Source: Solar Buzz Report 2007 2010 Parity with Retail Electricity Prices

From a sellers market in 2010....... to a buyers market in 2012 Enthusiasts Visionary Pragmatists Conservatives Sceptics Developing Market Mass Market Regulatory Change Regulatory Change is a Positive step towards ensuring a Predictable, Transparent, Long Term market.

Investing for Success in a Buyers Market Critical to invest and build now to secure future success to meet the challenges of a changing market Product Function Design Features Efficiency Price Packaging Before sales service After sales service Delivery Availability Advice During sales service Finance Guarantees Add-ons Warranties Value perception Quality perception Other user recommendation Organisation Brand name Corporate image Seller's Market 20% of the impact but 80% of the costs Buyer's Market 80% of the impact but 20% of the costs

Securing Market Success

Routes to Market Source: Median Solar Buzz Report June 2010 & Estimates STP Country Heads (CHART) 41%

Routes to Market Value Added Reseller (VAR) VAR channel is essential to European solar market Over 95% Share of Core Market < 10kWp Residential Roof top 10kWp - 1MWp Light Commercial Rooftop Stable product portfolio - service driven, no surprises Suntech has the strongest and most established VAR network across Europe Unrivalled market access Long term relationships with the market leading VAR's Leverage product features to secure premium price Stable product reliability, performance - service driven, no surprises

Routes to Market Projects / EPC Projects Channel remains a large part of European solar market EPC represents over 95% Share of Project Market 1MWp - 10MWp Industrial Rooftop, Small Free Field > 10MWp Utility scale Investment Grade projects Long lead-time, product reliability, performance - service + specification driven Suntech works with market leaders across Europe Partnerships with pan-European and global players Secure long term visibility of projects and pipelines Technology, Performance and Reliability driven Stable product reliability, performance - service + specification driven

Europe Team Structure Product Development Product Marketing Business Development Human Resources Legal IT / Process Development Full Local Service European Business Management HQ in Europe

Local Offices Support Local Markets Local Offices / Local Staff / Local Language

6 Why Suntech Succeeds in Europe? Partnerships with Value-Added Resellers 8 of top 10 German VARs are Suntech partners VAR prefer stream-lined procurement from 4 to 7 bankable brands Reduces inventory holding cost, warranty risk, and, cost of doing business with additional parties Suntech European Top 15 existing customers account for a 50% share of the total VAR market Partnerships with EPCs and Project Developers Preferred supplier for multiple utilities and tier 1 trans-European project developers Suntech European Top 15 existing customers account for a 35% share of the total EPC market Over 2 GW experience in Europe (CHART) Typical Customer Growth Megawatts

Increasing European Diversification Increasing European Diversification Suntech Sales by Country

Genk Town Hall 260 kW - Genk, Belgium Project Partner: Oskomera Group B.V.

Finow Towers Solar Park 24.3 MW - Brandenberg, Germany Project Partner: Solar Hybrid

Thiva Viotia Prefecture Solar Park 5 MW - Greece Project Partner: Energa S.A

Winter Weather Disruption?

Dr. Stuart Wenham | CTO

3 Themes to share with you 3 Themes to share with you Key themes Innovation New Products Field Performance

1. Innovation

UNSW - 25% PERL cell ISFH - 22.4% RISE cell Sanyo - 23% HIT cell Stanford - 24.2% Rear Point Contact Leading Silicon Lab Technologies

Pluto Update Achieving over 19% conversion efficiency on Pluto mono-crystalline silicon cells More Watts mean more power per square inch and less BOS/W Maintain production at 6MW/month while overall production capacity constrained 450MW of Pluto capacity installed Transition to Pluto when demand eases All new lines Pluto enabled Pluto cell awarded UK Energy Institute's prestigious international prize for Technology Sydney Theatre Company Featuring Suntech Pluto Modules

Achieved and Target Conversion Efficiencies Consistently leading industry in conversion efficiencies achieved using commercial grade P-type mono-crystalline silicon wafers Commercial Grade P-Type Mono World Record (72 cell module) Conversion Efficiency Module Watts

Increased Voc gives reduced temperature sensitivity Suntech's R&D team leading industry in Voc achievements in lab and large- scale commercial production Commercial Grade P-Type Mono Voc (mV) World Record Achieved and Target Open Circuit Voltages (Voc)

Improved Efficiencies with LCS material due to improved cell technology, NOT improved LCS material quality Production Line Efficiency Comparison for Commercial Grade Substrates (< $20/kg)

Leading R&D Capabilities Management Expertise - 4 of 7 senior managers are prominent PV experts Strong R&D Team - 350+ dedicated staff led by Dr. Stuart Wenham, chief technology officer Cooperative relationships with leading international institutions Dedicated R&D Team PV technology experts >50% Other R&D staff Total R&D Staff: 350+ Research and Development Cell Manufacturing Headcount per MW

2. New Products

Reliathon Innovation: Interlocking Frame Interlocking frames align thicker modules with mounting structures or trackers Strengthens module, increasing reliability Eliminates vertical stabilizers and sub-structure Less metal, less labor, lower up-front costs

Reliathon: Integrated Module Grounding Eliminates grounding lugs and connecting copper ground conductors Fewer installation parts, less labor, lower up-front costs Putting the field work into the product lowers install costs and LCOE Structural Reinforcement Frame Edge Grounding Plate

Cost comparison: Patchwork vs. Reliathon

Smart Modules: thinking about the future

3. Field Performance 3. Field Performance

System Report 4: Location: USA Climate: Temperate, Diffuse (Coastal) System Size: Commercial (<500 kW) Modules: STP 210W Mounting: Rooftop Fixed Tilt Suntech Performance Reports Year 1 output exceeds expected system performance by 11%

Suntech Performance Reports System Report 2: Location: Southern Europe Climate: Temperate, Diffuse (Coastal) System Size: Utility scale (<5 MW) Modules: STP270-24/Vd-1 & STP 280-24/Vd-1 Mounting: Ground mount, Fixed Tilt 4-month output exceeds expected system performance by 6.5%

September 2009 output exceeds expected system performance by 4%, even through extreme temperatures (Avg Daily High = 106°F/ Max Temp = 113°F) Suntech Performance Reports System Report 3: Location: Middle East Climate: Hot, Bright System Size: Utility (<5 MW) Modules: STP270-24/Vb-1 Mounting: Ground Mount, Fixed Tilt

3 Themes to share with you Key themes Innovation New Products Field Performance

Zhengrong Shi | Founder & CEO

Operations in 2011 GSF Investment 4 Joint Venture and Expansion 3 Cost Structure Targets 2 Vertical Integration 1 4 3 2 Vertical Integration 1

Vertical Integration Balance Cost & Market Share #1 Manufacturer of Solar Modules Addressing Nascent China & US Markets Solar Grade Polysilicon 2002 to 2010 Solar Modules Solar Cells Ingots and Wafers Project Development Investments Downstream Partners Residential, Commercial, Utility Leading Non-Si Cost Structure 2011 onward

Why Integrate Upstream? Wafer Integration Key Benefits:

Objectives Acquire small to medium size wafer manufacturer, with low cost structure, close proximity, and rapid expansion plans Additional Considerations According to acquisition agreement, 100% of wafer profit will be paid to Suntech in 4Q10 - recognized as equity in earnings of affiliates Advanced capacity expansion plans Valuation Suntech owned 30% of Rietech through equity investment in Glory Silicon Acquired remaining 70% for cash consideration of $127mm, after offset of approximately $80mm of liabilities owed to Suntech Acquisition Target Rietech - 375MW of wafer capacity in the process of being spun off from Glory Silicon Acquisition Summary

World-class wafer company 375MW of fully operational multi-crystalline wafer capacity Leading non-silicon cost structure - $0.25/W World-class facilities, equipment and practices for wafer manufacturing Advanced expansion plans Advanced preparation of facilities, infrastructure and some equipment down- payments leads to lower cost of expansion. Expect $200mm CAPEX to add 800MW by YE2011. $0.25/W vs $0.35-0.40/W for green-field expansion Experienced team Management team with over 15 years combined experience in wafer manufacturing, and established operational relationship with Suntech Accretive to earnings Valuation roughly 3.7 x 2011 PE Approximate $15mm equity gain to Suntech in 4Q10, with benefit of full consolidation in 1Q11 Significant benefit from lower wafer prices, particularly in near term quarters Rietech Overview

100 Wafer Capacity Expansion Roadmap Capacity (MW) 1Q11E: 200 MW Output FY11E: 1 GW Output

2011 Potential Savings from 1,000MW Internal Wafers

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Internal Wafer $/W	Spot Wafer Price ($/W)				
	$0.85/W	$0.80/W	$0.75/W	$0.70/W	$0.65/W
$0.65/W	$200mm	$150mm	$100mm	$50mm	--
$0.60/W	$250mm	$200mm	$150mm	$100mm	$50mm
$0.55/W	$300mm	$250mm	$200mm	$150mm	$100mm

- Assuming 1,000MW of internal wafer production in 2011 – expected $100mm-$200mm wafer cost savings in the first year of integration, depending on spot market wafer and silicon prices

SUNTECH

Rietech Wafer Slicing Fab

Rietech Ingot Furnaces

Rietech Wafer Cleaning Room

Operations in 2011 GSF Investment 4 Joint Venture and Expansion 3 Cost Structure Targets 2 Vertical Integration 1

106 $1.10 Average module cost including 200MW internal wafers and remainder external wafers Cost of module using internal wafer only Impact of Internal Wafers on Cost Structure Note this excludes approximately $0.05/W of freight and share based compensation expenses in order to give better indication of production cost and to enable apples to apples comparison with peers that also exclude these metrics.

Non-Si Cost Leadership 2012 Targets Wafer Processing Cost Reduction Slurry recycling Thinner wafers Lean manufacturing -10% YoY -10% YoY Cell/Module Non-Si Cost Reduction Conversion efficiency More component/material suppliers Supply chain management Note this excludes approximately $0.05/W of freight and share based compensation expenses in order to give better indication of production cost and to enable apples to apples comparison with peers that also exclude these metrics.

108 $0.85 2013 Cost Target c-Si Module Cost *For c-Si module utilizing internally produced wafers. Note this excludes approximately $0.05/W of freight and share based compensation expenses in order to give better indication of production cost and to enable apples to apples comparison with peers that also exclude these metrics.

GSF Investment 4 Joint Venture and Expansion 3 Cost Structure Targets 2 Vertical Integration 1 Operations in 2011

Joint Venture Overview Scope 1.2GW of solar cell manufacturing capacity located at Suntech's main manufacturing site in Wuxi Phase I of 600MW to be completed by mid-2011 Phase II 600MW completion 2011 or 2012 depending on demand scenario JV Partners 40% - Suntech 30% - Wuxi Industrial Development Group 30% - Wuxi New District E&D Group Management and Tolling Agreement Suntech to provide process know-how, technology and production management Suntech to enter tolling agreement with JV with quarterly review of price and volume Financing Total CAPEX approximately $450mm for 1.2GW of PV Cell capacity Equity investment approximately $150mm JV partners to contribute equity portion according to ownership stake - Suntech to contribute $60mm equity investment Debt to be assumed by joint venture entity

Benefits of Joint Venture Expansion with small cash requirement Suntech to contribute $60 million cash towards equity portion Maintain strong balance sheet Debt and leasing commitments to be assumed by JV Not consolidated on Suntech balance sheet Rapidly expand capacity to meet demand for Suntech products Quality Production Suntech will contribute experienced production and quality management processes to be employed in JV

PV Cell Capacity Roadmap PV Cell and Wafer Capacity (MW) PV Cell Capacity JV - PV Cell Capacity Wafer Capacity Module capacity will expand in line with PV cell capacity If we see the demand signals - we are prepared to expand

2011 45%+ YoY PV Shipment Growth PV Shipments (MW)

GSF Investment 4 Joint Venture and Expansion 3 Cost Structure Targets 2 Vertical Integration 1 Operations in 2011

The Global Solar Fund Background Establishment The Global Solar Fund, S.C.A, (Sicar) is an investment fund that was established in Feb 2008 in Luxembourg Fund Size & Composition €300mn committed as of May 2009 Suntech committed to invest €258mn Paid €155mn in GSF's capital calls through end of 2010 Investment Targets Private companies that own or develop solar projects with target IRR of at least 15%. Equity leveraged through project financing.

GSF Team and Partners Javier Romero, Executive Chairman, GSF Capital President of China Link - RMB private equity firm in China On the Board of Directors of The LGL Group, Inc. since 2007 Joined London Office of Arthur D. Little in 2000, then served as Head of the Corporate Finance and Strategy sector in Madrid Qualified corporate lawyer GSF Team: More than 50 full-time employees in 4 offices and over 100 years of combined experience in the development and operation of renewable energy projects, financing capability and strong relationships with EPC community. Legal Advisors and Auditors: Orrick and Ernst & Young Bank Relationships: Santander, Unicredit, Cassa Depositi, CDB, Intesa, Monetpaschi EPC Partners: Dalkia, CCC, Proener, OHL, EDS.

GSF Scope of Activities Acquisition of projects & permits Operation of the plants Construction of the plants Projects & permits development GSF development strategy: significant presence along the entire value chain GSF Strategy Rapid acquisition of global presence and specific market knowledge Comprehensive view of solar development cycle Impact GSF Presence GSF is present in all the project development cycle phases

GSF Valuation - Valuation Methodology Valuation Methodology Book Value Book Value Book Value DCF: free cash flows of the project Description Acquisition Costs according to Balance Sheet/P&L as of 30/9/2010 Acquisition Costs according to Balance Sheet/P&L as of 30/9/2010 Acquisition Costs according to Balance Sheet/P&L as of 30/9/2010 Time horizon: 20 years DCF Terminal Value: Asset value at end of the project (valued by comparable multiple) Acquisition of projects & permits Projects & permits development Construction of the plants Operation of the plants Dev. stage Work Completion Valuation methodologies * Provisional Acceptance Certificate

GAAP Accounting Differences: Peer Models vs. GSF Entity: Equity JV, fully consolidated. Module revenue recognition? Deferred. Equity gain: upon transfer (sale) of project. CONCLUSION As GSF is considered an Investment Company under US GAAP and Suntech accounted for investment in GSF using equity method of accounting, Suntech must recognize changes in fair value of GSF as a result of GSF's revaluation of the fair value of its portfolio companies at each reporting period immediately Operating income recognition? Yes. Entity: Investment fund with independently operated investee power projects (not consolidated). Module revenue recognition? At time of initial sale. Equity gain: on change in fair value of investee companies . Operating income recognition? No. Global Solar Fund Peer Project Development Model

Suntech realized equity gain of $19.8 million related to the completion of construction of 10MW GSF project in 3Q10 Discounted cash flow of project cash flow over 20 years Benchmarked vs reference projects with similar characteristics Key variables affecting system power output and discounted cash flow Location and irradiation Module efficiency and system performance ratio System mount: fixed, single-axis tracker or dual-axis tracker Feed-in-tariff Rough guideline for valuation of projects in Italy that are completed in 2010 Northern/Central Italy fixed tilt project value Eur4-5/W Southern Italy fixed tilt project value Eur4.5-5.5/W Single-axis tracker premium approximately 15% Dual-axis tracker premium approximately 25% Overview of Valuation of 10MW in 3Q10

GSF has 240MW of fully permitted projects since 2009 in its project pipeline 150MW currently under construction Of these 10MW completed construction in 3Q10 At least 80MW will be completed in 4Q10 with remainder to be completed in 2011. Suntech will recognize significant equity gains in these quarters as the fair value of these projects change GSF projects situated in Southern Italy, 90% with dual axis tracker GSF currently finalizing project financing for further 90MW of projects. Targets to construct in 2011. Currently assessing additional project development opportunities in Europe GSF Project Pipeline - Impact in Following Quarters

GSF Investment Benefits Develop in depth understanding of solar project development project process Leverage capital to stimulate downstream demand for solar power High return on investment Minimal channel conflict - GSF independently operated; GSF investee companies employ experienced third-party EPCs

GSF Project 10 MW - Italy Dual-Axis Tracker

GSF Project 10 MW - Italy Dual-Axis Tracker

GSF Investment 4 Joint Venture and Expansion 3 Cost Structure Targets 2 Vertical Integration 1 Operations in 2011

Amy Zhang | CFO

2011 45%+ YoY PV Shipment Growth PV Shipments (MW) Target over 45% annual shipment growth in 2011 due to expansion of PV cell and module capacity

(CHART) Revenue expected to increase by approximately 25% in 2011 due to shipment growth Average pricing expected to decline by around 10% in 2011 Revenue Growth Millions USD

(CHART) Target 300 to 500 basis point improvement in gross margin due to internal wafer production in 2011 Expect to save $0.20-0.25/W on internal wafering Gross Profit and Margin Trend Millions USD

Operating Expenses Trend (CHART) 2010 OPEX includes $80mm impairment charges related to Shunda and Thin Film. Excluding these charges, 2010 OPEX run rate approx. 8% of revenues 2011 expected OPEX includes approximately $20mm OPEX related to new wafer operations Millions USD

Operating Income (CHART) 2010 operating income impacted by $80mm impairment charges related to Shunda and Thin Film. 2011 expected operating income expected to increase significantly due to internal wafer initiative. Millions USD

Foreign Exchange Management 2010 First Quarter 2010 Missed hedging window with unexpected rapid drop in EURO. Improved hedging policy in light of higher than previous EUR USD volatility. Built up hedging position to cover 4 quarter forward exposure on rolling basis. Second Quarter 2010 Meaningfully increased Euro hedging coverage % for the next 4 quarters. However, low strike rates (due to weak Euro when deals entered ) were unfavorable. In addition, some structured deals were knocked out upon rapid Euro fall. Third Quarter 2010 Hedging losses mainly due to quarter end Marked-to-Market changes as Euro rose through the quarter. The hedging losses were substantially offset by: Higher ASP/Revenue gain from EUR appreciation and Euro net asset translation & revaluation gain from strong Euro.

Foreign Exchange Management Fourth Quarter 2010 & 2011 Hedging policy has been designed and put in place to hedge outstanding cash flow exposure continuously for the next 4 quarters on rolling basis. Quarterly Euro cash flow estimated to be between EUR350mm-450mm. 2011 - target to cover of 70 ~ 80% Euro exposure: Effective hedging rate is approximately at $1.33 for Euro Vs US$; Currently targeting to change at least 50% hedge contracts to hedge accounting in order to ease the QoQ M2M volatility Hedging gains/losses are recognized in "Other Income/Expenses".

2010 and 2011 Financial Guidance Q310 Q410E 2010E 2011E Revenues ($mn) 744 820 - 870 2,780 - 2,830 3,400-3,600 Gross Margin % 16% ~ 17% ~ 17% 20%-22% Opex % of Revenues 8% ~ 7% ~ 11% 7.5%-8.5% Operating Margin % 8% 9 - 10% ~ 6.5% 12%-14% Interest Expense % of Revenues 3% ~ 3% ~ 3% ~ 3% Tax Rate 10 ~ 12% 10~15% Full year 2011 earnings per ADS is expected to be in the range of $1.40 to $1.60, excluding any equity in earnings of affiliates related to the increase in fair value of GSF project investments The 2010 and 2011 guidance is based on an assumed exchange rate of $1.33USD to the Euro. GSF related equity gain: Of the 140MW under construction, GSF targets to complete at least 80MW in 4Q10 and the remainder in 2011. As a result Suntech expects that the fair value of those projects will increase significantly and Suntech will recognize a related gain in earnings of affiliates in both time periods.

Working Capital Management Continued effort to generate operating cash through working capital management Shortening cash conversion cycle trend as a result of stringent working capital control Effort to further reduce working capital requirement / days in 2011 (CHART) Days

Balance Sheet Highlights As of 30 September 2010 As of 30 June 2010 ASSETS 4,494 3,875 Cash & cash equivalents 946 766 Inventories 447 382 Accounts Receivable 444 405 Investments in Affiliates 281 234 LIABILITIES 2,991 2,403 Short-term borrowings 1,024 939 Accounts payable 395 366 Long-term bank borrowings 160 143 Convertible notes 544 536 EQUITY 1,503 1,472 Unit: Millions USD Balance Sheet

Balance Sheet and Liquidity Update Cash and Equivalent Strong cash position of $946mm as of Sept. 30, 2010 Restricted Cash $153mm as of Sept. 30, 2010Primarily to facilitate use of Letters of Credit and guarantees for long term debt Debt Financing Facilities Over $2.5bn of approved debt financing facilities for working capital and fixed capital investmentApproximately $1.18bn drawn down as of Sept. 30, 2010 Trade Financing Facilities Over $1.5bn of approved trade financing facilities to support FX hedging, letters of credit etc. Less than 50% utilized as of Sept. 30, 2010. Debt to Equity Ratio 114% in 3Q10Target gradual reduction through working capital management, and improved profitability in 2011

2011 Financial Management Objectives Revenue Sustained revenue growth to achieve $3.5bn to $3.7bn sales in 2011 Profitability Internal wafer production to increase profitability Capital Expenditures Minimize internal wafer capex; Capital light expansion through JV with minimal cash outlay Working Capital Continue to improve cash conversion cycle Debt to Equity Ratio Steady reduction on normalized profit trend, and operating cash generation. Transition to Mid to Long-Term debt Target to transition at least $400mm short term debt to mid-term debt and leasing facilities. Key benefits are to improve debt to equity ratio, reduce working capital requirements, mitigate FX risks and minimize financing costs.

Capital Expenditures $250-270mm Approximately $200mm for internal wafering.Additional capex related to module capacity expansion, maintenance capex, outstanding payments for 2010 expansion. Joint Venture Cell Capacity Expansion $60mm Equity contribution for 1.2GW PV cell joint venture GSF Capital Commitment EUR103mm Approximately EUR103mm capital commitment due depending on project progress 2011 Financing Plan Cash Requirements Expected Operating Cash Flow $300-350mm Based on strong operating income and minimal increase in working capital Debt Facilities Over $2bn of approved facilities available for working capital, capex and trade financing if required GSF Dividends Potential dividends from GSF related to project transfer Potential off-set of GSF capital commitment Sources of Cash

Thank You

Today's Agenda 10:00 a.m. Opening Remarks, Dr. Zhengrong Shi, Chairman & CEO Sales & Marketing & APMEA, Andrew Beebe, CCO The Americas, Steven Chan, President, Americas Europe, Jerry Stokes, President, Europe Technology, Dr. Stuart Wenham, CTO Operations, Dr. Zhengrong Shi, Chairman & CEO Financial Overview, Amy Zhang, CFO 1:00 p.m. Questions and Answers 1:30 p.m. Lunch